PROSPECTUS SUPPLEMENT NO. 3	Filed Pursuant to Rule 424(b)(7)
(To Prospectus Dated August 14, 2007)	File No. 333-145422

$600,000,000

2.50% Convertible Senior Notes due 2036

Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement no. 3 supplements our prospectus dated August 14, 2007 relating to the resale from time to time by certain selling securityholders of up to $600,000,000 aggregate principal amount of 2.50% Convertible Senior Notes due 2036 and the shares of common stock issuable under certain circumstances upon conversion of the notes. You should read this prospectus supplement no. 3 in conjunction with the prospectus. This prospectus supplement no. 3 is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement no. 3 supersedes that information.

The information appearing under the heading “Selling Securityholders” in the prospectus is hereby amended by the addition or substitution, as applicable, of the following:

Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered Hereby	Number of Shares of Common Stock Beneficially Owned and Offered Hereby (1)
Arlington County Employees Retirement System (4)(5)	$710,000	9,567
British Virgin Islands Social Security Board (6)	$215,000	2,897
Deka Investment GmbH	$2,800,000	37,729
Georgia Municipal Employee Benefit System (6)	$1,626,000	21,910
Morgan Stanley & Co. Incorporated (2)	$2,128,000	28,674
Royal Bank of Canada (3)(7)	$5,000,000	67,374

Total	$12,479,000	168,151

(1)	Represents an estimated number of shares of our common stock issuable under certain circumstances assuming conversion of all of the selling securityholder’s notes into common stock, based on the initial conversion rate of 13.4748 shares of our common stock per 1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described in this prospectus under “Description of the Notes—Conversion Rate Adjustments.” As a result, the number of shares of our common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	The selling securityholder is a broker-dealer.

(3)	The selling securityholder is an affiliate of a broker-dealer.

(4)	Oaktree Capital Management, L.P., the investment manager of the selling securityholder, is the majority owner of a broker-dealer, OCM Investments, LLC.

(5)	Oaktree Capital Management, L.P. is the investment manager of the selling securityholder. It does not own any equity interest in the selling securityholder but has voting and dispositive power over the selling securityholder’s notes and common stock issuable upon the conversion of the notes. Lawrence Keele, a principal of Oaktree Capital Management, L.P., is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree Capital Management, L.P. and all employees and members of Oaktree Capital Management, L.P. disclaim beneficial ownership of the securities held by the selling securityholder, except for their pecuniary interest therein.

(6)	Tracy V. Maitland, chief information officer and president of Advent Capital Management, LLC, is the natural person who may exercise voting power and investment control over the selling securityholder and the selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(7)	Philip J. Taylor is the natural person who may exercise voting power and investment control over the selling securityholder.

Information concerning the selling securityholders may change from time to time and any changed information will be set forth in additional supplements to the prospectus if and when necessary. In addition, the conversion rate, and, therefore, the number of shares of common stock issuable upon conversion of the notes under certain circumstances, is subject to adjustment under certain circumstances.

Based upon information provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years, with the exception of Morgan Stanley & Co. Incorporated, which acted as an initial purchaser in the original issuance of the notes on December 15, 2006 and which, along with its affiliates, has provided from time to time, and may in the future provide, investment banking, commercial banking, financial advisory and other services to us and our affiliates in the ordinary course of its and our business. Further, Morgan Stanley Bank (Utah), an affiliate of Morgan Stanley & Co. Incorporated, is a lender under one of our credit facilities.

To the extent any of the selling securityholders listed above are broker-dealers, they may be deemed to be “underwriters” within the meaning of the Securities Act with respect to the securities they sell pursuant to this prospectus.

With respect to the selling securityholders listed above that are affiliates of broker-dealers, we believe that such entities acquired their notes and underlying common stock in the ordinary course of business and, at the time of the purchase of the notes and the underlying common stock, such selling securityholders had no agreements or undertakings, directly or indirectly, with any person to distribute the notes or underlying common stock.

None of the selling securityholders listed above owned 1% or more of our outstanding common stock either before or after this offering.

Investing in these securities involves risks. See “Risk Factors” beginning on page 6 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this supplement is December 18, 2007.